UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 12th Floor
New York, NY 10022
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.5% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 34,737,278 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.5% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources LLC (“Electrum Strategic”) on February 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on July 12, 2010, Amendment No. 2 to the Schedule 13D filed on December 17, 2010 and Amendment No. 3 to the Schedule 13D filed on December 5, 2011, with respect to the common shares (the “Common Shares”) of NovaGold Resources Inc. (the “Issuer”).  The purpose of this Amendment No. 4 is to report the addition of The Electrum Group LLC (“The Electrum Group”) as a reporting person with respect to the Common Shares held by Electrum Strategic. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Shares of the Issuer, a company organized and existing under the laws of the province of Nova Scotia, Canada. The address of the Issuer's principal executive offices is Suite 2300-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

Item 2. Identity and Background

(a)   This Statement is being filed by Electrum Strategic and The Electrum Group (the "Reporting Persons"). Schedule A attached hereto sets forth information regarding persons referred to in Instruction C of Schedule 13D.

(b)   The principal business address of Electrum Strategic is 535 Madison Avenue, 12th Floor, New York, NY 10022.  The principal business address of The Electrum Group is 535 Madison Avenue, 11th Floor, New York, NY 10022.

(c)   The principal business of Electrum Strategic is owning securities.  The principal business of The Electrum Group is providing investment advisory services.

(d)   Neither of the Reporting Persons, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e)   Neither of the Reporting Persons, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)   Each of the Reporting Persons is a limited liability company organized and existing in the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

The funds used to effect the warrant exercises in the amounts described in Item 5(c) below were provided to Electrum Strategic by GRAT Holdings LLC, which indirectly principally owns Electrum Strategic.

Item 4. Purpose of Transaction.

Electrum Strategic acquired the Common Shares reported herein for investment purposes and Electrum Strategic and/or one or more of its affiliates may, depending on market and other conditions, increase or decrease its beneficial ownership of Common Shares or other securities of the issuer whether in the open market, by privately negotiated agreement or otherwise.

Each of Thomas S. Kaplan and Igor Levental is a member of the Board of Directors of the Issuer and of The Electrum Group.  Pursuant to the Advisory Agreement (as defined in Item 6 of this Schedule 13D), neither Mr. Kaplan nor Mr. Levental may participate in any decisions of The Electrum Group with respect to the voting and/or disposition of the Common Shares.

      Other than as set forth in this Item 4, the Reporting Persons currently have no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of January 6, 2012, Electrum Strategic holds 86,653,690 Common Shares, consisting of 51,916,412 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 34,737,278 Common Shares. Based upon 240,483,315 Common Shares outstanding as of the date hereof, as reported in the Issuer’s Form F-10 filed with the Securities and Exchange Commission on December 16, 2011, Electrum Strategic beneficially owns 31.5% of the Issuer's Common Shares.  Pursuant to the Advisory Agreement (as defined in Item 6 of this Schedule 13D), The Electrum Group has sole voting and dispositive power over the 86,653,690 Common Shares beneficially owned by Electrum Strategic and may be deemed to beneficially own such Common Shares.

(b) The Electrum Group has sole voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.  The Investment Committee of Electrum Strategic retains the power to terminate the Advisory Agreement at any time.  Accordingly, Electrum Strategic may be deemed to retain sole voting and dispositive power over the Common Shares described in Item 5(a).

(c) Set forth below are all transactions of the Reporting Persons reportable under Item 5(c) of Schedule 13D not previously reported in the Schedule 13D.

On December 9, 2011, Electrum Strategic exercised warrants to purchase 108,100 Common Shares for an aggregate exercise price of $157,145.95, and disposed of 108,100 Common Shares for an average price of $11.01 per share.

On December 12, 2011, Electrum Strategic exercised warrants to purchase 4,000 Common Shares for an aggregate exercise price of $5,814.84, and disposed of 4,000 Common Shares for an average price of $10.99 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

Pursuant to an Investment Adviser Agreement (the “Advisory Agreement”), dated as of January 1, 2012, between Electrum Strategic and The Electrum Group, The Electrum Group provides investment advisory services to Electrum Strategic and holds the power to vote and dispose of securities held by Electrum Strategic, including the Common Shares. The Advisory Agreement may be terminated by the Investment Committee of Electrum Strategic at any time.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2012

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Chief Executive Officer

THE ELECTRUM GROUP LLC

/s/ Guy Weltsch
By: Guy Weltsch
Title: Authorized Person

Schedule A

Electrum Strategic Resources LLC

William Natbony is the Chief Executive Officer of Electrum Strategic.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

The Investment Committee of Electrum Strategic is comprised of Mr. Natbony, Amelia J. Zoler and Andrew M. Shapiro.  The principal business address of each of Mr. Shapiro and Ms. Zoler is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Ms. Zoler’s principal business is as Vice-Chairman and Chief Financial Officer of Tigris Group Inc.  Mr. Shapiro’s principal business is as General Counsel of Tigris Group Inc.

ElectrumStrat Holdings LLC (“Holdings”), a Delaware limited liability company with an address of 535 Madison, 12th Floor, New York, NY 10022, is the owner of Electrum Strategic.  Holdings is in the business of investing.  Mr. Natbony is the manager and sole officer of Holdings.  GRAT Holdings LLC, a Delaware limited liability company with an address of 535 Madison Avenue, 12th Floor, New York, NY 10022 is the owner of Holdings.  Mr. Natbony is the manager and sole officer of GRAT Holdings LLC.  GRAT Holdings LLC is in the business of investing.

The Electrum Group LLC

Pursuant to the Advisory Agreement, the Board of Directors of The Electrum Group has voting and dispositive power over the Common Shares held by Electrum Strategic.

The members of the Board of Directors of The Electrum Group are Thomas S. Kaplan, Igor Levental, Guy Weltsch, Mark D. Wallace, Robert M. Newman, Jr. and Joshua Fink.  Pursuant to the Advisory Agreement, neither Mr. Kaplan nor Mr. Levental may participate in any decisions of The Electrum Group with respect to the voting and/or disposition of the Common Shares.

The principal business address of each of Mr. Kaplan, Mr. Weltsch, Mr. Wallace and Mr. Newman is 535 Madison Avenue, 11th Floor, New York, NY 10022.  The principal business address of Mr. Levental is 1700 Lincoln Street, Suite 2600, Denver, CO 80209.  The principal business address of Mr. Fink is 540 Madison Avenue, 18th Floor, New York, NY 10022.  Each of Mr. Kaplan, Mr. Wallace, Mr. Newman and Mr. Fink is a United States citizen.  Mr. Levental is a citizen of the United States and Canada.  Mr. Weltsch is a citizen of Israel.  The principal business of each of Mr. Kaplan, Mr. Levental, Mr. Weltsch, Mr. Wallace, Mr. Newman and Mr. Fink is as a businessman.

The Electrum Group LLC is owned and controlled by Mr. Kaplan, his wife and a trust for the benefit of members of the Kaplan family.